Exhibit 3.1

      5.3 POWERS AND DUTIES. If the Board appoints persons to fill the following positions, such officers shall have the power and duties set forth below:

            (a) THE CHAIRMAN: The Chairman shall have general control and management of the Board of Directors and may also be the chief executive officer of the Corporation. Except where by law the signature of the President is required, the Chairman shall possess the same power as the President to sign all certificates, contracts and other instruments of the Corporation. During the absence or disability of the President, the Chairman shall exercise all the powers and discharge all of the duties of the President. He or she shall preside at all meetings of the Board of Directors at which he or she is present and the Executive Chairman is not present; and, in his or her absence, the President shall preside at such meetings. He or she shall have such other powers and perform such other duties as from time to time may be conferred or imposed upon him or her by the Board of Directors.

            (b) THE EXECUTIVE CHAIRMAN: The Executive Chairman shall have general control and management of the Board of Directors. He or she shall preside at all meetings of the Board of Directors at which he or she is present; and, in his or her absence, the President or Chairman shall preside at such meetings. He or she shall have such other powers and perform such other duties as from time to time may be conferred or imposed upon him or her by the Board of Directors.